Exhibit 99.1

Letter to Shareholders from the Chairman
Flamel Technologies, S.A.

June 14, 2005

Dear Fellow Shareholders:

As we near the end of the voting period, I want to address you one last time to ask for your support against the hostile attack your company is enduring at the hands of Oscar S. Schafer and his affiliates (the “Schafer Group”), a group of unregulated hedge funds who I believe do not serve your best interests.

Flamel has a Demonstrated Record of Achievement

Under Flamel’s management, the price of our stock has substantially outperformed its peers, and has grown at a compound annualized growth rate of more than 20% per year since 2000. We have raised a strong cash position (more than $100 million) by operations, not by diluting our shareholders, and we are proud that we have only approximately 23 million shares outstanding, without convertible debt, which is in stark contrast to comparable companies.

Your Board of Directors and management are aware, however, that the recent stock performance has not been strong. Today, the present price of a share of Flamel is 60% of what it was at the time of our secondary stock offering. Mr. Schafer takes advantage of this decline to attack your Board of Directors and management. But as even Mr. Schafer acknowledges, creating value with our technology of “enormous potential” is a long-term process. Why is he not willing to give your management time to realize the technology’s potential? Do you, the owners of Flamel, believe that his improvised slate of three directors, an undisclosed new management team and a phantom plan will bring value to your stock? If Oscar S. Schafer and his affiliates take control of our Company, can he provide prompt real value, not speculation?

It is easy to manage a company when times are good and deals are plentiful. But when trouble comes, and it has for Flamel as well as all its peers, how will that trouble be managed, now and in the future? By an experienced manager, who has lived through the ups and downs of this business, or by the improvisation of a team created without knowledge of your company or the industry?

As we have spoken about your company in the past few weeks, a number of potential new large shareholders have expressed considerable interest. We hope, with the potential successes outlined in my previous letters to you, and our spirit of open communication with our shareholders, we will be able to attract new shareholders to your company for the benefit of all.

Mr. Schafer is now criticizing the Company for communicating too much. What is wrong with my last letter to you fellow shareholders, which seemed to be very well-received by Wall Street?

We are excited by the potential of your company today. We are making important progress with our disclosed partners, and I believe we have the potential to create new partnerships which will prove the wide applicability of our Micropump® and Medusa® technology to a number of other product classes. There are some potential licensing transactions which are currently being discussed with large pharmaceutical partners, including:

•	Basulin®
•	Genvir®
•	Augmentin XL
•	Compound X, and
•	Oxycodone/Trigger Lock™, a formulation which is increasingly relevant with the decision in favor of Endo Pharmaceuticals over Perdue.

We also expect results of a number of clinical trials, including those for our partnership with GlaxoSmithKline, as well as our own trials on Interferon alpha XL and Interleukin-2 XL.

I know that Mr. Schafer denies and disparages my leadership in the process of innovation. But in my prior letters, I have noted that other companies have few successes in the comparable period and that is why our stock has been a relatively strong performer against our peers.

As I said before, innovation does not happen overnight. It is a careful process which must be accomplished by a carefully trained team of professionals.

Flamel has a Culture of Innovation

Flamel Technologies is not a “me too” company. It would have been much easier to develop technology platforms which would accomplish limited goals. But our vision is greater than cosmetic solutions and a quick profit. We have built two robust technology platforms which can be applied to many compounds in order to make them therapeutically superior to existing formulations of these drugs. Cosmetic advantages will not stand the test of time. Real improvements in the treatment of patients will bring a wealth of benefits to patients, to our partners, and, I believe, to our investors.

As recent filings suggest, the attack by the Schafer Group has not deterred the efforts of the management of your company. We continue to innovate. We have announced the filing of two patents within the past week which have very exciting potential. This is the type of innovation which has been the hallmark of Flamel since I founded the Company 15 years ago. It is the innovation I will continue to work hard to deliver if I am permitted to continue to lead this company into its future.

Let me speak briefly about two recent innovations:

Asacard & Anti-Inflamatories

•	This invention resulted from discussions between Sir John Vane, a Nobel Prize winner for his work with aspirin, and me. Sir John helped us to develop the product and market it to large pharmaceutical companies.
•	While initially developed for the treatment of cardiovascular disease, the formulation may be helpful in combination with other anti-inflamatories, such as Cox-2 inhibitors, which create cardiovascular problems.
•	This is an example of the combination of science and technology to solve unmet human needs and, potentially, create value for our shareholders.

Trigger Lock™ for the prevention of Drug Abuse

•	This innovation resulted from discussions with medical experts about the problems of teenage drug abuse. Specifically, controlled-release oxycodone tablets are frequently abused by creating a concentrated immediate release dose which produces a strong “high”. There has never been a way to limit a formulation of this drug to work only as prescribed.
•	The market for these type of drugs (opioids and their derivatives) is approximately $6 billion. Your management works tirelessly to find products like these which have a clear medical need, combined with the size of market to create an attractive financial opportunity.
•	We decided to launch a project and as soon as we had obtained promising results, we sought to market the project to companies involved in pain treatment.
•	During this period, we believe Mr. Schafer became aware of our negotiations with a major company in this field. We understood that this company was very interested after they did their due diligence, but the negotiation of the deal was terminated by them because we asked to have the “freedom to operate” if they did not market the product for any reason.

Yes, Mr. Schafer, I am difficult. They told you that I am difficult. But, it is my responsibility as the CEO to protect the rights of all shareholders by not accepting this clause.

Mr. Schafer and his Associates are not Expert
in Leading an Innovative Drug Delivery Company

Some say that Mr. Schafer is an excellent financial advisor. He is well-respected in the hedge fund community and he appears frequently in major magazines. He has picked some excellent stocks. I know, because, until recently, he was a strong champion of Flamel Technologies and of me.

But there is a significant difference between picking stocks and running an innovative research company. In the same way, being a director of such a company is substantially different from running a consumer electronics or fashion company. Mr. Schafer knows that Flamel requires a board comprised of experts in pharmaceutical development and commercialization. I have been told by a number of former senior executives in the industry that Mr. Schafer has spoken with them about joining our board. Yet these people turned him down. Why? Is it because Mr. Schafer has no plan for Flamel? Is it because his proposed slate of directors has been selected solely by Mr. Schafer, without regard for the needs of your company?

Is this slate of proposed directors the best available, for I believe that the shareholders of Flamel Technologies deserve the best. I believe the slate of directors proposed by your current board is the best. Each member is an expert in disciplines relevant to your Company and is well respected in the industry. Can we say the same of the slate proposed by the Schafer Group?

A Level Playing Field

Mr. Schafer has not been open with his fellow shareholders.

GSK

Mr. Schafer has been in communication with our partner, GlaxoSmithKline. They have told him, in writing, that GSK is confident in the ability of Flamel’s current management to bring our important collaboration with them to a successful conclusion. They have expressed their desire that “no undue distraction will come to affect the outcome of our collaboration with Flamel.” What is Mr. Shafer’s plan to ensure that the disruption that he is causing will not affect the outcome of the collaboration with GlaxoSmithKline?

Mr. Thurman

Flamel Technologies is now in competition with Valeant Pharmaceuticals for a long-acting Ribavirin, which would compete directly with Valeant’s proposed new drug, Viramidine®. Mr. Thurman is the lead director of Valeant. Why is Mr. Thurman the only pharmaceutical executive invited to join the Schafer Group’s slate of candidates for your Board of Directors? Once again, what is Mr. Schafer’s plan?

Protecting Flamel’s Intellectual Property

Mr. Schafer has charged that I am difficult in negotiations. But where is his proof? Is his concern the oxycodone Trigger Lock™ negotiations he became aware of?

A fundamental principal of your management is that we will always seek to obtain the right to recover our intellectual property in the event that a partner does not move forward to commercialize our formulations. To date, Flamel’s patent portfolio is composed of:

Micropump:	27 patent families
Medusa:	18 patent families

This principal was important in our agreements with Bristol-Myers Squibb for Basulin® and with Biovail for Genvir®. Without this provision, we would not have these products currently available for licensing.

Yes, I did refuse a licensing deal with a company you, Mr. Schafer, know well. But I did it to protect our company and all the shareholders. You may be angry because I did not cut a special deal, but that is not my style. I do the right thing; not the easy thing at the time. And I believe all shareholders, not just the Schafer Group, benefit from this policy.

Is Mr. Schafer angry at me? Does he seek to punish me? If he is successful, I invite you to scrutinize any contract on this subject to make sure our “freedom to operate” is protected.

It’s Time to Make a Choice

As I said at the outset of this letter, it is now time for you, the shareholders and owners of Flamel Technologies, to make your choice.

Will you recognize the strength of a company built in just fifteen years from an idea into a company with fifteen projects, partnerships with world-class pharmaceutical companies on blockbuster drugs, and more than $400 million of market capitalization? Will you continue to put your faith in a truly independent board of directors composed of some of the most talented former pharmaceutical executives in the world? Will you trust an innovative management team who have worked tirelessly to create the success we are starting to see today and may realize tomorrow?

The choice that is asked of you is not whether Flamel Technologies has made mistakes. The choice is a strong, experienced set of directors against a small slate of people who are friends and acquaintances of Oscar Schafer. The choice is a tested management team and a clear plan of action, versus ambiguity and opacity.

The choice is clear and the choice is yours. I await your decision on June 22, 2005.

Most sincerely,

Dr. Gerard Soula
Founder, President and Chief Executive Officer
Flamel Technologies, S.A.